LAW OFFICES OF
Naccarato & Associates
1100 Quail Street, Ste. 100
Newport Beach, California 92660
Phone: 949-851-9261
Fax: 949-851-9262

August 5, 2014

Via Edgar

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Global Digital Solutions, Inc.
Amendment No 1 to
Draft Registration Statement on Form S-1
Submitted April 7, 2014
CIK No. 0001011662

Dear Ms. Long:

We are securities counsel to Global Digital Solutions, Inc. (“GDSI” or the “Company”), and on behalf of our client we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2014, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on April 7, 2014 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on April 7, 2014), all page references herein correspond to the page of the revised draft of the Registration Statement.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

Confidential Draft Registration Statement on Form S-1

General

1.             If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm .

The Company acknowledges the Staff’s comment.

2.            Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).

If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

The Company acknowledges the Staff’s comment.

3.             Given the amount and nature of your current assets and operations, it appears Global Digital Solutions, Inc. may be a shell company.  Please note that the definition of a shell company as set forth in Rule 405 under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan.  Rather, it is determined based on the amount and nature of your current assets and operations.  In this regard we note that:

•	in May 1, 2012 you made a decision to exit the telecommunications industry;

•	you then refocused your efforts “in the area of small arms manufacturing, knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas;”

•
given the new business direction, you contemplated the acquisition of Airtronic, an electro-mechanical engineering design and manufacturing company that provides small arms and small arms spare parts to its customers; however, on or about December 2, 2013, Airtronic “refused to close the [m]erger with the [c]ompany;”

•
we note that despite disclosures related to your bid for the acquisition of Remington Outdoor Company, Inc. and signing of letters of intent to acquire two other unnamed companies, you have not entered into binding agreements related to these acquisitions, which do not appear probable at this time, or secured any financing to fund these acquisitions; and

•
your assets are mostly comprised of cash and certain notes receivable relating to a failed acquisition, which repayment even though uncertain, will most likely result in a cash payment (subject to the bankruptcy court’s approval).

SEC Release No.33-8869 (2007) makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months.  Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Please provide us with a detailed legal analysis explaining why you would not qualify as a shell company and that the selling shareholders are not selling shell company shares. Otherwise, your prospectus cover page should be revised to state that you are a shell company, that the selling shareholders “are underwriters,” and to fix the offering price for the duration of the offering.  Conforming changes should be made throughout the prospectus, including the Plan of Distribution section on page 42.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

The Company respectfully advises the Staff that it is Management’s position that the Company was not a shell and is currently not a shell in that GDSI continually had operations as shown below.

Bullet point one:

In May 1, 2012 you made a decision to exit the telecommunications industry..

Global Digital Solutions, Inc., reported on May 1, 2012, that the decision was made to wind down their operations in the telecommunications industry. Management represents that the wind down of their telecommunications business was not an instantaneous termination but a structured wind down that was not complete until June 30, 2014.

Bullet point two:

You then refocused your efforts in the area of small arms manufacturing, knowledge-based and culturally attuned social consulting and security-related solutions in unsettled areas.

This was being done in conjunction with the wind down of their telecommunications business, not as an immediate replacement. Thus GDSI in affect had operations in two industries concurrently.

Bullet point three:

Given the new business direction, you contemplated the acquisition of Airtronic, an electro-mechanical engineering design and manufacturing company that provides small arms and small arms spare parts to its customers; however, on or about December 2, 2013, Airtronic "refused to close the [m]erger with the [c]ompany;”

As disclosed in their filings, on October 22, 2012, GDSI memorialized the terms of their Letter of Intent (“LOI”) with Airtronic and entered into an Agreement of Merger and Plan of Reorganization (“Merger Agreement”) to acquire 70% of Airtronic USA, Inc. (“Airtronic”) (the “Merger”).  On or after the effective date that Airtronic’s bankruptcy case was discharged by the Bankruptcy Court GDSI was to merge Airtonic with and into a to be formed subsidiary that GDSI would own 70% of. GDSI would then be able to acquire the remaining 30% of Airtronic two years after the closing of the Merger based upon a 4 times EBITDA valuation of Airtronic as set forth in the Merger Agreement. GDSI agreed to contribute to Airtronic, at the closing of the Merger, $2 million less any amounts then outstanding on the Bridge Loans discussed below. GDSI also agreed to issue to the employees of Airtronic options to acquire 4,960,852 shares of its common stock an exercise price of $0.04, the fair market value of its common stock on the date GDSI entered into the LOI, exercisable for a period of ten years.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

On October 22, 2012, GDSI entered into a Debtor In Possession Note Purchase Agreement (“Bridge Loan”) with Airtronic. GDSI loaned Airtronic $1,406,173.58 in principal in cash, or made direct disbursements on their behalf, on the following dates under the Bridge Loan:

Advance Date	Loan Draw #	Loan Advance	Payee
01/30/13	1	$44,797.09	Airtronic USA, Inc.
02/05/13	2	$42,361.53	Airtronic USA, Inc.
02/21/13	3	$18,000.00	Airtronic USA, Inc.
03/13/13	4	$18,000.00	Airtronic USA, Inc.
03/19/13	5	$64,854.77	Airtronic USA, Inc.
03/26/13	6	$68,726.72	Airtronic USA, Inc.
04/02/13	7	$76,932.60	Airtronic USA, Inc.
04/09/13	8	$15,816.00	Airtronic USA, Inc.
04/16/13	9	$11,524.81	Airtronic USA, Inc.
04/23/13	10	$25,904.03	Airtronic USA, Inc.
04/30/13	11	$76,146.42	Airtronic USA, Inc.
05/08/13	12	$13,642.05	Airtronic USA, Inc.
05/15/13	13	$28,370.85	Airtronic USA, Inc.
05/22/13	14	$9,845.66	Airtronic USA, Inc.
05/29/13	15	$10,835.11	Airtronic USA, Inc.
06/06/13	16	$17,565.05	Airtronic USA, Inc.
06/12/13	17	$70,879.45	Airtronic USA, Inc.
06/20/13	18A/B	$48,138.16	Airtronic USA, Inc.
06/27/13	19	$21,300.00	Airtronic USA, Inc.
08/07/13	19-25	$95,000.00	Airtronic USA, Inc.
08/09/13	19-25	$63,436.78	Airtronic USA, Inc.
08/14/13	26	$10,790.71	Airtronic USA, Inc.
08/16/13	27	$57,375.10	Adelman & Gettlemen
08/19/13	28	$60,000.00	Swanson, Martin & Bell
08/19/13	29	$47,000.00	Southport Bank
08/21/13	30	$2,497.18	Airtronic USA, Inc.
08/28/13	31	$79,690.13	Airtronic USA, Inc.
09/04/13	32	$15,582.38	Airtronic USA, Inc.
09/11/13	33	$19,003.03	Airtronic USA, Inc.
09/17/13	34	$18,697.90	Airtronic USA, Inc.
09/24/13	35	$10,084.65	Airtronic USA, Inc.
10/01/13	36	$35,000.00	Swanson, Martin & Bell
10/02/13	37	$24,411.58	Airtronic USA, Inc.
10/08/13	38	$27,790.26	Airtronic USA, Inc.
10/11/13	39	$17,897.84	Airtronic USA, Inc.
10/16/13	40	$33,134.93	Airtronic USA, Inc.
10/21/13	41	$159.00	Airtronic USA, Inc.
10/23/13	42	$13,295.68	Airtronic USA, Inc.
10/30/13	43	$65,012.75	Airtronic USA, Inc.
11/06/13	44	$26,626.38	Airtronic USA, Inc.
11/13/13	GDSI Debit Card	$47.00	State of Illinois - Certificate of Good Standing
	Total	$1,406,173.58

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

The making of these disbursements required a significant amount of oversight and time of GDSI, particularly its now CFO, who spent the majority of his weekly time managing and overseeing Airtronic’s operations as discussed below.

Operation Aspect:

GDSI Operational Role in Airtronic from October 2102 through December 2013

Commencing with GDSI’s funding under the Debtor In Possession loans, GDSI took an active role in the management and day-to-day business operations of Airtronic. GDSI’s CEO, Richard Sullivan took responsibility for sales and marketing, GDSI’s CFO David Loppert took responsibility to for all accounting and administration functions, and GDSI consultant Ron Landers implemented controls and procedures. Between January and November 2013 GDSI advanced over $1.4 million to Airtronic in the form of loan advances as listed above. Because Airtronic was reorganizing under Chapter 11, GDSI did not have an equity interest but as DIP lender and future owner, it essentially controlled the operations and the business.  GDSI personnel were involved in operations on a day-to-day basis throughout 2013.  Tasks performed included:

1.	Procuring orders from Colt Industries.
2.	Reconstructing the inventory from 2010 in order to enable an independent audit in accordance with GAP.
3.	Re-computing cost of goods sold in accordance with GAAP.
4.	Creating fixed asset ledgers and depreciation in accordance with GAAP as opposed to tax basis.
5.	Review and approval of purchase orders and bills of materials for order fulfillment.
6.	Reconciling and balancing all balance sheet accounts at the end of each fiscal year for 2010, 2011, 2012 and for each quarter in 2011, 2012 and 2013.
7.	Calculating and preparing reorganization adjustments and fresh start adjustments for post confirmation successor entity.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

GDSI also worked with Airtronic to structure and have confirmed its Plan of Reorganization which was confirmed by the court On October 2, 2013. GDSI fully expected to close the merger and acquire Airtronic on or before December 2, 2013, but due to Airtronic’s principals double dealing, Airtronic had decided to seek another merger partner and its principal refused to close the merger.

Airtronic subsequently entered into an agreement with another party and was acquired pursuant to a plan of reorganization confirmed in May 2014.  At that time Airtronic repaid all of GDSI’s outstanding notes.

GDSI is still involved in a dispute with Airtronic over the recovery of its “Lenders Expenses” as set forth in the Bridge Loan. At the time the Plan was confirmed, Airtronic was required to set aside the sum of $451,332.74 in a separate Escrow account pending the hearing of GDSI’s motion for allowance and payment of these claims.  GDSI filed an Amended Motion on June 2, 2014 consolidating its claims, in a revised amount of $567,806.27 and at a hearing held on July 29, 2014 was awarded $414,760.83.  GDSI expects payment of this amount by the end of the second week of August 2014.

Bullet point four:

We note that despite disclosures related to your bid for the acquisition of Remington Outdoor Company, Inc. and signing of letters of intent to acquire two other unnamed companies, you have not entered into binding agreements related to these acquisitions, which do not appear probable at this time, or secured any financing to fund these acquisitions

GDSI’s investment bankers, Midtown Partners & Co. LLC were working through Lazard Frères & Co. LLC, Cerberus’ (Remington Outdoor Company, Inc.’s majority shareholder) investment bankers, who gave Midtown the impression that Cerberus was interested in the offer.

Bullet point five:

Your assets are mostly comprised of cash and certain notes receivable relating to a failed acquisition, which repayment even though uncertain, will most likely result in a cash payment (subject to the bankruptcy court's approval).

The assets reported in the March 31, 2014 Form 10-Q are comprised mostly of cash and certain notes receivable relating to the Bridge Loan to Airtronic which was paid back in May 2014.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

Shell Analysis:

SEC Release No. 33-8869 (2007) makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Please provide us with a detailed legal analysis explaining why you would not qualify as a shell company and that the selling shareholders are not selling shell company shares. Otherwise, your prospectus cover page should be revised to state that you are a shell company, that the selling shareholders "are underwriters," and to fix the offering price for the duration of the offering. Conforming changes should be made throughout the prospectus, including the Plan of Distribution section on page 42.

As stated above, it is Management’s position that the Company was not a shell and is currently not a shell in that it continually had operations.

The first and most important portion of the definition of a shell company as defined in Rule 405 under the Securities Act of 1933 as well as Release 33-8869, is whether the entity has no or nominal operations.  Neither the release nor the Act requires that a company meet both requirements of Rule 405 so as not to be considered a shell. The Rule states:

The term shell company means a registrant other than an asset-backed issuer that has:

No or nominal operations; and

Either:
•	No or nominal assets;
•	Assets consisting solely of cash and cash equivalents; or
•	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Thus, in order to be considered a shell, a company must have “no or nominal operations” and one of the other qualifications listed in part 2, such as “no or nominal assets.”  As shown above, the Company has actual operations and therefore the inquiry as to shell status ends there with no need to review the assets.

The above is evidenced in GDSI’s continued operations in winding down its telecommunications business which continued until June 30, 2014, coupled with its management oversight and operation of Airtronic during its bankruptcy, the development of the Cool Sound Industry technology and GDSI Gatekeeper, followed by the acquisition on June 16, 2014 of North American Custom Specialty Vehicles LLC, all as now discussed in the Registration Statement on page 21.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

A summary of the Company’s history is as follows.  Global Digital Solutions, Inc. was incorporated on August 28, 1995 as Creative Beauty Supply Inc. The Company filed a Form 10-SB on November 17, 1999. On January 28, 2004 the Company acquired and changed its name to Global Digital Solutions, Inc. The Company's last SEC filing was on March 16, 2005, and voluntarily deregistered its stock on June 28, 2011. The Company subscribed to the OTC Markets and on September 21, 2011, the Company filed annual reports for December 31, 2009, 2010, 2011 2012 and interim report for June 30, 2013. On August 9, 2013, the Company filed a Form 10-12G which with its last amendment clear of all comments filed October 7, 2013.  On October 22, 2013 the Company filed its September 2013 Form 10-Q, on March 28, 2014 its December 31, 2013 Form 10-K and on May 9, 2014 its March 31. 2014 Form 10-Q.

As mentioned above, throughout this time frame the Company maintained operations through the following ways:

•	Run operations as described above;
•	entered into agreements with customers and vendors, etc.;
•	entering into product development agreements or similar agreements for the development of its products;
•	maintained employees;
•	incurring material operating expenses; and
•	maintained a lease agreement for office space.
•	Raised capital through a private placement/ sale of stock.

Thus, based on the above analysis and representations made to me by the management it is of my opinion that the Company is not a shell.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

4.            Your disclosure indicates that Global Digital Solutions, Inc. has no revenue, no definitive agreements to provide services or sell any products, minimal current business activity, issues penny stock and plans to engage in merger transactions with two unidentified companies.  These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 under the Securities Act.  Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.”   See Security Act Release No. 33-6932 (April 28, 1992).  Please revise the registration statement to comply with Rule 419, or supplementally, provide a detailed legal analysis as to why Rule 419 does not apply to this offering.

It is Management’s position that the Company is not a Blank Check company for the reasons stated below:

Release 33-8869 defines a Blank Check company as the following:

A blank check company is a company that:

•	Is in the development stage;
•	Has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified third party; and
•	Issues penny stock.

Bullet point one: Development stage company:

Regulation S-X (17 CFR part 210) defines a Development Stage Company as a company that is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: (1) Planned principal operations have not commenced. (2) Planned principal operations have commenced, but there has been no significant revenue therefrom.

As mentioned above, GDSI has had continual operations, and with the announced acquisition (Form 8-K filed 6-19-2014) that closed on June 16, 2014, there is additional operation.

Bullet point two: Has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified third party:

GDSI has a specific business plan: to refocus its efforts in the areas of cyber arms technology and complementary security and technology solutions.  This plan was a result of and in line with the Company’s pending acquisition of Airtronic.  Though the November 15, 2013 news release did not name the acquisition candidates, the acquisitions as stated in the release were targeted, and that the company had non-binding letters of intent subject to due diligence and financial review.

Based on the above facts, i.e. not meeting the first two requirements of a blank check company, it is management’s position that the Company is not a Blank Check company

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

5.            We note that you are registering the resale of 24,000,000 shares held collectively by Mr. Sullivan (including the shares held by Bay Acquisition Corp.), Mr. Delgado and Mr. Loppert, the company’s Chief Executive Officer, Executive Vice President and Chief Financial Officer, respectively.  This amount represents approximately 23.7% of your total number of shares outstanding and 59% of the number of shares held by non- affiliates.  Given the size of the offering and Messrs. Sullivan’s, Delgado’s and Loppert’s roles and affiliation with the company, please provide us with your legal analysis as to why the sale of the shares by these insiders should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of Regulation C.  For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09.

                The Company advises the Staff that all such shares owned or controlled by Mr. Sullivan, Mr. Loppert and Mr. Delgado have been removed for registration from the Registration Statement.

6.            We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

7.            We note that you intend to file by amendment certain exhibits, including the legal opinion.  We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement with the required information in a subsequent amendment, including, without limitation, the legal opinion, as soon as such information is available and with sufficient time for the Staff to review such information.

8.            We note numerous blank spaces throughout the prospectus. Please confirm that you will not distribute any preliminary prospectuses until all the information, other than information you may exclude in reliance upon Rule 430A, is included in the filing. Please allow us sufficient time to review your disclosure when items that are currently blank are completed.

The Company acknowledges the Staff’s comment and confirms that it will not distribute any preliminary prospectuses until all the information, other than information that the Company may exclude in reliance upon Rule 430A, is included in the filing, and with sufficient time for the Staff to review such information.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

Registration Statement Cover Page

9.            We note that “3484” is not a recognizable primary standard industrial classification code number (or SIC).  We also note that the EDGAR system indicates SIC code 2844.  Please identify the correct SIC code on the cover page of your registration statement.

The Company has reverted to the SIC on file, 2844, and has identified the correct SIC on the cover page.

Table of Contents

10.          We note your disclosure in the first paragraph after the table of contents that the information appearing in the prospectus is accurate only as of the date on the front cover of the prospectus and that your business, financial condition, results of operations and prospects may have changed since that date.  This statement may suggest to investors that they are responsible for seeking to obtain relevant updated information, or that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.  Refer to Section 12(a)(2) and 17(a)(2) of the Securities Act.   Please delete or clarify this statement.

The Company has revised the disclosure in the first paragraph after the table of contents to address the Staff’s comment.

Prospectus Cover Page

11.          You disclose that you are registering 2,500,000 shares of common stock “issuable under restricted stock grants.” It is unclear why you characterize restricted shares of common stock as convertible securities.  Please explain or revise your disclosures accordingly.

                The Company has revised the disclosure on the cover page and has removed the 2.5 million restricted shares from the shares being offered for sale in the prospectus.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

Prospectus Summary, page 3

General

12.          Prominently disclose on the first page of your prospectus summary that your auditors have raised substantial doubt as to your ability to continue as a going concern.  Also, disclose you are a development stage company, you have no or limited active business operations, no revenues, and no significant assets.  Further, quantify the amount of funding you will need to raise over the next 12 months to continue your business.

                The Company has revised the disclosure on the first page of the prospectus summary to (i) indicate that its auditors have raised substantial doubt about the Company’s ability to continue as a going concern and (ii) quantify the amount of funding it anticipates it will raise over the next 12 months.

Regulation S-X (17 CFR part 210) defines a Development Stage Company as a company that is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: (1) Planned principal operations have not commenced. (2) Planned principal operations have commenced, but there has been no significant revenue therefrom.  As mentioned in the Company’s response to Item # 3 above, GDSI has had continual operations and is not a Development Stage Company.

13.          The prospectus summary should provide a brief, non-generic discussion of the most material aspects of your company and your offering.  In this regard, it is not readily apparent why you include a fairly detailed discussion of your acquisition and disposition of Bronco Communications, LLC, given that as of January 1, 2013 you no longer hold any interest in Bronco. Moreover, your discussion of acquisition of Airtronic USA, Inc. should be reduced to the most relevant and current aspects of this acquisition, giving prevalence to Airtronics’ refusal to complete the merger, and the status of the loans evidenced by the three promissory notes.  Please reduce the disclosure in the prospectus summary section by carefully considering and identifying those aspects of the offering that are most significant and highlight them in plain, clear language.  You may wish to include an appropriate cross reference to the Business section where this detailed information appears.  Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497.

The Company has revised the disclosure on the prospectus summary.

Change in business direction, page 3

14.          We note your reference to a refocused effort in the “area of small arms manufacturing.” Please revise your disclosure in your prospectus summary section to clearly state that you currently have no manufacturing capacity and have not generated any revenue from this contemplated business.

                The Company has revised the disclosure of its business operations in the Prospectus Summary and in the Registration Statement.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

15.          Please revise your disclosure on page 3 to explain what the “knowledge-based and culturally attuned social consulting” business is, as well as provide examples of the types of security-related solutions you intend to provide and of “unsettled areas.”

                The Company has revised the disclosure of its business operations in the Prospectus Summary and in the Registration Statement.

Other Proposed Acquisitions, page 4

The Freedom Group Proposal page 4
Private Company 1 Letter of Intent, page 5
Private Company 2 Letter of Intent, page 5

16.          We note disclosure related to your non-binding proposal as revised on March 10, 2014, to acquire Remington Outdoor Company, Inc., an established company with a long operating history and controlled by Cerberus Capital Management, a world-leading private investment firm.  To date, neither Cerberus, nor Remington has acknowledged this proposal or made any public comments in reference to it.  Please note that you must have a reasonable basis to believe that an anticipated event or future performance will actually occur for it to be included in your registration statement.  Given your lack of funding, operating history and a management team inexperienced in the gun industry, there are no apparent business reasons why an established business such as Remington’s would pursue an acquisition with Global Digital Solutions, Inc.  We make a similar observation with respect to disclosures regarding the two non-binding letters of intent you have entered into with two unidentified companies.  It is unclear how you have been able to determine the purchase price for these acquisitions while no agreements related to these acquisitions have been entered into.  Since the consummation of these acquisitions does not appear probable and about to occur in the immediate future, we believe that current disclosure related to these acquisitions in the filing may be overstated.  Please either remove or significantly revise your disclosures throughout the filing to reduce your acquisition related disclosures.  To the extent that you believe that the consummation of these acquisitions is probable, please revise your disclosures to provide the names of the target companies, the financial statements of businesses to be acquired and the pro forma financial information in accordance with Rule 8-04 of Regulation S-X.

                The Company has removed reference to these acquisitions throughout the Registration Statement since none are probable at this time.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

17.          We also note that the press releases available on the company’s website (www.gdsi.co), in particular the November 15, 2013 and the March 11, 2014 releases, appear to represent communication not covered under the safe harbor provisions of Rule 163A and/or Rule 168 of Regulation C and which may have the effect of conditioning the market.  For guidance, please also refer to Securities Offering Reform set forth in SEC Release No.33-8591.  Please provide us with your legal analysis as to why these communications are exempt from Sections 2(a)(10) and 5(c) of the Securities Act.

Under SEC Rule 401(a), a company’s status at the time of the initial filing date of its registration statement will determine the requirements for the contents of that registration statement. The filing of a confidential draft submission is not a “filing” for these purposes because it is not the filing of a registration statement.  Since the Company is filing as an Emerging Growth Company, this filing of a confidential draft is therefore not considered a filing of a registration statement.   That being the case, the number of days between the date of this letter and the March 11, 2014 news release is over thirty days.   SEC Release No. 33-8591 states that communications made more than 30 days before the filing of a registration statement by or on behalf of any issuer is permitted, so long as it does not reference the offering that is subject of the registration statement.

18.          We note disclosure on page six of your receipt of a letter from Midtown Partners & Company regarding their confidence in arranging financing for the proposed acquisition of the two private companies.  Based on your current operating results, lack of revenue and the presence of an ongoing concern opinion, it is unclear where Midtown Partners is basing their opinion regarding their ability to arrange the proper financing. Please advise as well as file the letter as an exhibit to the registration statement.  In an appropriate section of the filing, please describe the terms of the placement agent agreement you have entered with Midtown Partners, filed as Exhibit 10.17 to the registration statement.

                The Company has described the terms of the placement agent agreement with Midtown on page 24 of the Registration Statement.  The reference to the confidence letter from Midtown has been removed since it is now moot and not relevant to the current disclosure.

19.         We note your disclosure that “the Company intends to continue efforts to enter into discussion . . .” with Freedom Group.  Please revise your disclosure to explain what such further efforts will entail and why you believe you will have any success “moving forward with this proposal.”  For example, to the extent you have had any discussions with Freedom Group or its management, please describe.

The Company has removed reference to the Freedom Group throughout the Registration Statement since that is now moot.

20.         We note your disclosure that total consideration as currently set forth in your proposal would include “160 million shares of the Company’s common stock.”  Your Certificate of Incorporation, as amended, provides that you have 175 million shares of authorized common stock.  Further, we note your disclosure on page 37 that there are “101,024,117 shares of our common stock outstanding as of April 4, 2014.” As it does not appear that you have sufficient authorized common stock to complete the proposed transaction, please advise.

                The Company advises the staff that a majority of its shareholders approved an increase in the Company’s authorized common shares to 450 million on May 19, 2014.  On July 7, 2014, the Company filed an amendment to its Certificate of Incorporation a copy of which is attached to the registration statement as Exhibit 3.5.  The Company has revised its disclosure of its authorized share capital on pages 3 and 33 of the Registration Statement.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

Special Note Regarding Forward Looking Statements, page 11

21.          We note your reference to the safe harbor for forward-looking statements provided for by the Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934.  We also note your risk factor disclosure on page 18 to the effect that your stock is a penny stock.  As the safe harbor is not available to penny stocks, please revise your disclosure accordingly.

                The Company has revised the disclosure in the Registration Statement on page 6 to address the staff’s comments.  The Company still mentions forward-looking statements but does not intend or imply that the safe harbor is available to the Company.

Risk Factors, page 11

We may be unable to register for resale all of the shares of common stock. . . ., page17

22.         You disclose that you “are obligated to include all such common stock sold in [y]our next ‘resale’ registration statement…”  We also note your “Registration Rights” disclosure on page 41.  Please expand your page 41 disclosure to explain whether you entered into a registration rights agreement with the private placement investors, and if true, summarize the material terms of the agreement, and file it as an exhibit to the registration statement.

The Company has not entered into any registration rights agreements with any shareholder.  The form of subscription agreement, which is attached to the Registration Statement as Exhibit 10.13, provides for the following:

ARTICLE II

REGISTRATION RIGHTS

2.1 Registration of Shares by Company. The Purchaser will receive “piggy back” registration rights and the Purchasers Shares will be included on the Company’s next registration statement covering the Shares (the “Registration Statement”). The Company warrants to the Purchaser that it shall file with the Securities and Exchange Commission a registration statement on Form S-1 registering the Shares no later that 120 days after its planned acquisition, Airtronic USA, Inc., has emerged from bankruptcy.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

The Company has included a summary of the above paragraph on page 35 of the Registration Statement.

Management ’s Discussion  and  Analysis of Financial Condition and Results of Operations, page 22

General

23.          Your MD&A provides discussion and analysis of past financial condition and operating analysis; however, there does not appear to be much discussion on your prospective financial condition and operating performance.  In contrast, we note, for example, a press release from November 15, 2013, located on the company’s website, indicating that the company “may achieve an annual revenue run rate between $60 million and $75 million during the first quarter of 2014.”  On your website, we also note disclosure regarding “GSI Growth Plan: Market Synergies, Financial Diversity.” We remind you of the Commission’s policy on the use of projections and the basis for making these projections. Refer to Item 10(b) of Regulation S-K.  Please insure that the information included in your website is consistent with how your current and prospective business is discussed in the prospectus.  To the extent applicable, please revise your MD&A to provide more fulsome disclosure regarding short and long term material opportunities, challenges and risks on which the company’s executives are currently focused.  Refer to Sections III.A and III.B.3 of SEC Release No. 33-8350.

The Company has revised the disclosure in the Registration Statement on page 20 to address the staff’s comments.

Business, page 25

General

24.          We note that the disclosures on the company’s website depict a level of business operations which is unmatched with the prospectus disclosures.  We note for example, that under the headings “GDSI Communication,” “GDSI Small Arms,” and “GDSI Advanced Tech” you describe technologies and devices which are not found on your prospectus disclosures. We also note your press release dated January 23, 2014, announcing “GDSI Gatekeeper . . . a revolutionary suite of technology-enhanced services that offer personalized, digital small arms safety and security solutions in commercial and military-related markets;” however, no disclosure regarding this technology is made in the filing.  In addition, it is unclear whether you developed GDSI Gatekeeper or whether you acquired the technology from a third party.  Please revise your disclosure to provide a more detailed and accurate view of your business in light of your website disclosures and in the company press releases. Please revise the relevant sections of the registration statement to (i) provide an accurate picture of your current manufacturing and distribution capabilities and arrangements, (ii) disclose whether you are currently selling any products, and (iii) identify the anticipated timeline and any delays in completing the acquisitions discussed elsewhere in your registration statement.

The Company has revised its website consistent with its current business and has updated the Registration Statement as applicable to reflect its current business operations. The Company specifically states in the Registration Statement that “We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website a part of this prospectus.”

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

25.          We note inclusion of several trademarks from third parties on the company’s website under “GDSI Small Arms – Preserving and Enriching Iconic Brands.”  However, it does not appear from your disclosure in the registration statement that you currently have any business relationships or agreements with any of these third parties.  As such, please explain your basis for including such trademarks on the company’s website. Alternatively, please revise your website disclosure to avoid any implication that you have any ongoing business relationships with these third parties.

                The Company has removed all reference to third party trademarks from its website. The Company reiterates that it does not incorporate the information on or accessible through its website into the prospectus and that a prospective investor should not consider any information thereon a part of the prospectus.

Formation of subsidiaries, page 26

26.          We note that one of your subsidiaries was formed as recently as November 2013.  Since these subsidiaries are currently not conducting any business, please revise your disclosures to explain the reasons behind incorporating these entities.

The Company has described the reasons for forming these subsidiaries on page 21 of the Registration Statement to address the staff’s comment.

Advisory Board, page 30

27.          Please expand your disclosure to describe the nature of activities and services rendered by the advisory board, providing also some background information about the advisors’ business experience.  Please also explain the rationale for the size and timing of the various stock grants you have made to the members of the advisory board.  In this regard, we note disclosure in the third paragraph on page II-4.

The Company has expanded the description of and services rendered by its advisory board on page 27 of the Registration Statement to address the staff’s comments.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

28.          Please explain the basis for your disclosure that Ms. Carroll has “significant managerial experience.”

The Company has removed the reference to Ms. Carroll’s managerial experience from the Registration Statement as the context in which it was then discussed is no longer relevant.

Executive Offices, page 30

29.          In Note 6 to your financial statements, you disclose that in August 2013 you entered into a twelve month lease for a “virtual” office in West Palm Beach, Florida. Please include similar disclosure in this section of the filing and explain what the intended meaning of a “virtual office” is.  Please file the lease agreement as an exhibit to the registration statement.

                The Company has updated the Registration Statement on page 27 to address the staff’s comments and has filed a copy of the lease as Exhibit 10.20.

Executive Offices, page 31

30.          Please indicate the date when each named executive officer began his or her employment with the company.  In the case of Messrs. Sullivan and Loppert, please indicate their respective relationship as consultants, and with respect to Mr. Sullivan, also as a beneficial owner to the company, prior to their appointments as the company’s CEO and CFO.  In this regard, we note disclosures in footnotes (1), (2) and (5) on page 34 of the registration statement. Moreover, we note that on Solutions, Inc.’s website (http://solutionscapitaladvisors.com/page12.html), Mr. Sullivan is described to be an entrepreneur in residence with Accretive Exit Partners, LLC, a co-founder of Vox Equity Capital and a founder of World Capital Markets, Inc.  To the extent he continues to be engaged with these businesses, please revise your disclosure to capture his affiliation with these companies.  If Mr. Sullivan would be considered a beneficial owner of the company’s securities held by Vox Equity Holdings, LLC, please revise all applicable provisions of the registration statements to reflect his relationship to Vox Equity as well as his beneficial ownership of those shares.

The Company has revised its disclosure in the Registration Statement commencing on page 25 to address the staff’s comment.

Mr. Sullivan has no ownership interest in Vox Equity Partners, LLC and disclaims any beneficial ownership in any shares of the Company owned by Vox.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

31.          With regard to Mr. Sullivan’s biographical information, please revise disclosure about the “two other successful listed companies” to provide an objective criterion of how the success of these companies was measured.

The Company has revised its disclosure in the Registration Statement on page 25 to address the staff’s comment.

32.          We note that on the company’s website you list Mr. Gary A. Gray as the company’s Vice President and Chief Technology Officer.  Please tell us why you have not included disclosure in the filing about Mr. Gray.  Otherwise, please include disclosure in accordance with Items 401 and 402 of Regulation S-K.

                The Company has revised its disclosure in the Registration Statement on page 26 and has added relevant disclosure about Mr. Gray to address the staff’s comment.

33.          We note disclosure in the fourth paragraph on page 32 that in January 13, 2013 you granted Messrs. Sullivan and Loppert restricted stock grant of 3,000,000 and 5,000,000 shares of common stock respectively.  Please revise to disclose whether these shares were issued to them as compensation for consulting services.  Here or in an appropriate section of the filing, describe this consulting relationship and the compensation arrangement, as well as file any consulting agreements entered between them and the company as exhibits to the registration statement.

The Company has revised the disclosure on page 26 of the Registration Statement to address the staff’s comments.  The Company has not entered into any consulting agreements with Messrs. Sullivan or Loppert.

Corporate Governance, page 32

34.          Please disclose whether any of your directors are currently independent in accordance with Item 407(a) of Regulation S-K.

                The Company has revised the Registration Statement on page 26 to indicate that Mr. Norris and Mr. Noterman are independent in accordance with Item 407(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 35

35.          In the last paragraph please expand your disclosure to include the $157,000 payment received by Mr. Sullivan as a consultant to the company.

The Company has revised the Registration Statement on page 30 to address the staff’s comment.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

Selling Stockholders, page 37

36.          Clarify whether the selling stockholders listed on pages 37 and 38 are broker-dealers or affiliates of broker-dealers.  For those selling stockholders that are broker-dealers, identify the selling stockholders as underwriters.  For those selling stockholders that are affiliates of broker-dealers, include a representation that the affiliate purchased the shares in the ordinary course of business and that at the time of purchase, the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities.  If you cannot make this representation, identify the affiliate as an underwriter as well.

The Company has revised the Registration Statement on page 31 to indicate that none of the selling stockholders listed are broker-dealers or affiliates of broker-dealers in response to the staff’s comment.

37.          Please revise footnotes (7) and (13) to disclose Messrs. Delgado’s and Loppert’s relationship with the company.

The Company has removed these shares, and deleted the respective footnotes, from the Registration Statement.

38.          Please disclose the relationship between Tara S. Delgado and William J. Delgado, if any.  If they are related parties, please tell us whether Ms. Delgado’s 1,536,000 shares are included in Mr. Delgado’s beneficial ownership, disclosed on page 34.

Tara S. Delgado is William J. Delgado’s daughter.  Ms. Delgado is not a minor and William J. Delgado disclaims any beneficial ownership of her shares.  The Company has indicated this in footnote 19 on page 32 of the Registration Statement to address the staff’s comment.

Description of Securities, page 39

Authorized and Outstanding Capital Stock, page 39

39.          Please revise your disclosure to explain how securities can be outstanding but “unissued.” In this regard, we note your disclosure regarding 2,500,000 shares of restricted common stock.

The Company has revised the disclosure on page 33 of the Registration Statement and has removed these shares from the table to address the staff’s comment.

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

Indemnification of Directors and Officers, page 41

40.          We note reference to “. . . any of our subsidiaries before the Merger [emphasis added]” in the last paragraph on page 41 as well as in the middle paragraph on page II-1.  Please revise your disclosure to explain your reference to the “Merger.”

The Company has revised the disclosure in the Registration Statement on pages 33 and II-1 to remove reference to the “Merger”.

Item 14. Indemnification of Directors and Officers, page II-1

41.          We note reference to “Nevada law” in the fourth paragraph of your disclosure and reference to “NRS” in the sixth paragraph.  Please revise your disclosure to address these seemingly inadvertent mistakes.

The Company has revised the disclosure in the Registration Statement on page II-1 and has removed the reference to Nevada law.

Consolidated Financial Statements

Note 12 –  Subsequent Events, page F-18

42.          Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated.  Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued.  Refer to ASC 855-10-50-1.

The Company has revised its disclosure in Note 12 on page F-18 to indicate the date through which subsequent events were evaluated and that the date that through which subsequent events were evaluated is the date the financial statements were issued.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 22

Management’s Annual Report on Internal Control Over Financial  Re porting, page 22

43.          Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

The Company acknowledges the Staff’s comment and confirms that it will revise future filings to clarify that its internal control over financial reporting is based on criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

*************

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
August 5, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this response to me at (949) 851-9261. Thank you for your assistance.

Very truly yours,

/s/Owen Naccarato
Law offices of Naccarato & Associates

cc:    David A. Loppert
         Global Digital Solutions, Inc.